December 19, 2005




Office of Mergers & Acquisitions
Securities and Exchange Commission
Judiciary Plaza 100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt
Attorney Adviser

         RE:      UNITED CAPITAL CORP.
                  SCHEDULE TO-FILED ON DECEMBER 5, 2005
                  FILE NO. 005-05625
                  --------------------------------------

Dear Mr. Werbitt:

         We acknowledge receipt of the letter of comment dated December 16, 2005 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with United Capital Corp. (the "Company") and provide the following in response on the Company's behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copies of Amendment No. 1 to the Schedule TO filed on the date hereof which includes an Amended Offer to Purchase which is filed as an exhibit to the Schedule TO ("Amendment No. 1"). The responses are numbered to coincide with the numbering of the Comment Letter. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1.

SCHEDULE TO

GENERAL

1. Please provide a brief statement of the accounting treatment of the Offer or explain why this disclosure is not material. See Item 1004(a)(1)(xi) of Regulation M-A.

                  THE ACCOUNTING FOR THE REPURCHASE OF THE SHARES UNDER THE OFFER WILL RESULT IN A REDUCTION OF THE COMPANY'S STOCKHOLDERS' EQUITY IN AN AMOUNT EQUAL TO THE AGGREGATE PRICE OF THE REPURCHASED SHARES AND A REDUCTION IN CASH. SINCE THE COMPANY AS OF SEPTEMBER 30, 2005 HAD STOCKHOLDERS EQUITY OF $153,814,000 AND CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES OF $141,194,000 AND THE COMPANY IS NOT INCURRING DEBT TO PAY FOR THE SHARES, THE COMPANY BELIEVES THAT THE DISCLOSURE OF THE ACCOUNTING TREATMENT IS IMMATERIAL.

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December 19, 2005
Page 2


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

2. You disclose that the information set forth under Item 3 is incorporated by reference. Please revise to properly incorporate from
         Item 2 or otherwise advise.

                  ITEM 3. IDENTIFY AND BACKGROUND OF FILING PERSON HAS BEEN REVISED TO PROPERLY INCORPORATE FROM ITEM 2.

OFFER TO PURCHASE

NUMBER OF SHARES; PRORATION, PAGE 11

3. We note that you disclose that United Capital will determine the Purchase Price as promptly as practicable following Expiration. We also note that as promptly as practicable thereafter, security holders that tendered their shares will receive the Purchase Price. In this regard, we note that the company expects to determine the results of proration five trading days after expiration. Please revise to disclose the anticipated time frame for payment to security holders. Also, advise of the basis for your belief that your payment plans are consistent with Rule 14e-1(c).

                  THE FOLLOWING LANGUAGE WILL BE ADDED BEFORE THE FIRST FULL PARAGRAPH ON PAGE 13 OF THE OFFER TO PURCHASE: "IN THE EVENT OF PRORATION, THE COMPANY EXPECTS THAT IT WILL NOT BE ABLE TO ANNOUNCE THE FINAL RESULTS OF ANY PRORATION OR COMMENCE PAYMENT FOR ANY SHARES PURCHASED PURSUANT TO THE OFFER UNTIL UP TO FIVE BUSINESS DAYS AFTER THE EXPIRATION DATE."

                  IN ADDITION, THE WORD "APPROXIMATELY" IN THE FOURTH LINE OF THE LAST PARAGRAPH OF PAGE 18 OF THE OFFER TO PURCHASE WILL BE REPLACED BY "UP TO".

                  THE COMPANY BELIEVES THAT WITH THESE CHANGES, THE PAYMENT PLANS ARE CONSISTENT WITH THE REQUIREMENT OF RULE 14E-1(C) THAT PAYMENTS ARE MADE PROMPTLY.

4. We note that the company has reserved the right to purchase shares tendered by stockholders who, as a result of proration, would then own less than 100 shares. This right is inconsistent with the pro rata provisions of Rule 13e-4(f)(3). Please revise to eliminate.

                  THE FIRST SENTENCE IN THE SECOND FULL PARAGRAPH ON PAGE 13 OF THE OFFER TO PURCHASE HAS BEEN DELETED IN ACCORDANCE WITH THE STAFF'S COMMENT.

WITHDRAWAL RIGHTS, PAGE 17

5. Section 2 provides that holders may tender shares in separate lots at different prices if they complete a separate letter of transmittal for each lot. Please expand this section to


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December 19, 2005
Page 3


         disclose whether stockholders must complete separate withdrawal notices for lots tendered at different prices.

                  THE FOLLOWING LANGUAGE WILL BE ADDED AS THE THIRD SENTENCE IN THE SECOND FULL PARAGRAPH ON PAGE 17 IN THE OFFER TO PURCHASE. "IF A STOCKHOLDER HAS USED MORE THAN ONE LETTER OF TRANSMITTAL OR HAS OTHERWISE TENDERED SHARES IN MORE THAN ONE GROUP OF SHARES, THE STOCKHOLDER MAY WITHDRAW SHARES USING EITHER SEPARATE NOTICES OF WITHDRAWAL OR A COMBINED NOTICE OF WITHDRAWAL, SO LONG AS THE INFORMATION SPECIFIED ABOVE IS INCLUDED IN THE NOTICE OR NOTICES."

CERTAIN CONDITIONS OF THE OFFER, PAGE 19

6. We note the reference to January 10, 2006 in the introductory paragraph. Is this the correct date?

                  THE REFERENCE TO JANUARY 10, 2006 IN THE OFFER TO PURCHASE HAS BEEN CHANGED TO "THE COMMENCEMENT DATE."

7. We note the disclosure that you may assert a condition regardless of whether it results from "any action or omission by [United Capital]." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude your reference to actions or omissions to act by the bidder. You should also revise similar statements included in other portions of your Offer. For example, we note your disclosure in the first sentence of the last paragraph located on page 20.

                  VARIOUS SENTENCES IN THIS SECTION INCLUDING THE FIRST PARAGRAPH OF THIS SECTION AND THE FIRST SENTENCE OF THE LAST PARAGRAPH LOCATED ON PAGE 20 HAVE BEEN REVISED TO REFLECT THE STAFF'S COMMENTS.

8. As noted in the comment above, a tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

         o Revise your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

         o We refer you to the conditions that will be determined to be "triggered" in your "sole judgment." Revise these conditions to provide a subjective standard by which the company will determine whether the condition has been satisfied;

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December 19, 2005
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         o        Avoid the use of vague terms, such as "might," "may," and
                  "prospective change" and events that "indirectly" affect the Offer;

         o        In subsection (b)(ii), you refer to "contemplated benefits."
                  All offer conditions must be clearly set forth in the offer to exchange so that a security holder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the "contemplated benefits" of your Offer are. Please expand to describe them.

                  VARIOUS SENTENCES IN THIS SECTION HAVE BEEN MODIFIED TO ENSURE THAT THE TENDER OFFER MAY ONLY BE SUBJECT TO CONDITIONS THAT ARE NOT WITHIN THE DIRECT CONTROL OF THE COMPANY AND THAT THERE IS SUFFICIENT SPECIFICITY TO ALLOW FOR OBJECTIVE VERIFICATION THAT THE CONDITION HAS BEEN SATISFIED.

9. In addition to the examples in the preceding comment, we note your reference to the commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United Sates in subsection (a). We are concerned that your Offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. More specifically, clarify how this condition should be interpreted, given that there exists currently, war and armed hostilities, directly or indirectly involving the United States. In this regard, we do not see a "material escalation" clause in your conditions section that would provide guidance or other guidance that would objectively verify when this condition is "triggered."

                  THE SECTION HAS BEEN REVISED TO PROVIDE FOR AMONG OTHER THINGS A DISTINCTION BETWEEN THE COMMENCEMENT OF A WAR AS OPPOSED TO A MATERIAL ESCALATION, IN ACCORDANCE WITH THE STAFF'S COMMENT.

10. We note your disclosure in the last paragraph on page 20 that the conditions to this Offer may be asserted or waived "at any time." We also note that you disclose that each right shall be deemed ongoing and may be asserted "from time to time." We remind you that all conditions must be asserted or waived prior to expiration. Please confirm your understanding and revise.

                  THE LAST PARAGRAPH ON PAGE 20 HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.


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December 19, 2005
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BACKGROUND AND PURPOSE OF THE OFFER: CERTAIN EFFECTS OF THE OFFER, PAGE 21

11. You disclose that United Capital "assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based." This disclaimer of any obligation to update forward-looking statements in the Offer materials is inconsistent with your obligation to due so under Rule 13e-4(c)(3). Please delete.

                  THE ABOVE-REFERENCED SENTENCE HAS BEEN DELETED IN ACCORDANCE WITH THE STAFF'S COMMENT.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES, PAGE 28

12. You are required to furnish a description of all of the "material" federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading and the text of this section to clarify that this section addresses the "material" tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A.

                  THE HEADING AND TEXT OF THIS SECTION HAS BEEN REVISED TO CLARIFY THAT THIS SECTION ADDRESS THE "MATERIAL" TAX CONSEQUENCES OF THE TRANSACTION.

13. Please revise the tax disclaimer in the last sentence of the first paragraph of this section and similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they "should" or are "urged" to consult their tax advisors.

                  THAT DISCLAIMER LANGUAGE RELATING TO TAX CONSEQUENCES THROUGHOUT THE OFFER TO PURCHASE HAS BEEN REVISED TO DELETE REFERENCES TO "SHOULD" OR "URGED."

14. This section should disclose the material tax consequences of the transaction to security holders if the tests under Section 302 are not satisfied. Please remove qualifying words such as "may," or revise the disclosure to clarify why you are not certain of the material federal tax consequences. In this regard, we note that "[i]f none of the above tests under Section 302 of the Code are satisfied, the stockholder may be treated as having received a dividend in the amount of the cash received for the Shares sold pursuant to the Offer."

                  THE DISCLOSURE HAS BEEN REVISED TO DESCRIBE THE MATERIAL TAX CONSEQUENCES TO SECURITY HOLDERS IF THE TESTS UNDER SECTION 302 ARE NOT SATISFIED. THE DISCLOSURE HAS ALSO BEEN REVISED TO REMOVE QUALIFYING WORDS SUCH AS MAY.

EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS, PAGE 30

15. We note that you will make a public announcement as promptly as practicable if United Capital extends the period of time during which the Offer is open or if United Capital


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December 19, 2005
Page 6


         otherwise delays, terminates or amends the Offer. Please confirm your understanding that any extension of the Offer must be conducted in a manner consistent with Rule 14e-1(d). Also, confirm your understanding that if a material change occurs in the information published that you will disseminate promptly disclosure of the change in a manner reasonably calculated to inform security holders of the change. See Rule 13e-4(e)(3).

                  THE STAFF IS ADVISED THAT ANY EXTENSION OF THE OFFER WILL BE CONDUCTED IN A MANNER CONSISTENT WITH RULE 14E-1(D) AND THAT IF A MATERIAL CHANGE OCCURS IN THE INFORMATION SENT TO SECURITY HOLDERS THE COMPANY WILL PROMPTLY DISSEMINATE DISCLOSURE OF THE CHANGE.

16. We note your references to Rule 13e-4(e)(2) in the first and second complete paragraphs on page 31. It appears that these references to Rule 13e-4(e)(2) should be references to Rule 13e-4(e)(3). Please revise or advise.

                  THE REFERENCES TO RULE 13E-4(E)(2) HAVE BEEN CHANGED TO RULE 13E-4(E)(3).

MISCELLANEOUS, PAGE 32

17. The regional offices no longer provide services for inspection and copying. Please revise.

                  THE REFERENCE TO THE REGIONAL OFFICES HAS BEEN DELETED.

LETTER OF TRANSMITTAL

18. We note your request that the security holder acknowledge that they "read" and "understand" certain terms the Offer. It is not appropriate to require security holders to attest to the fact that they "read" or "understand" the terms of the Offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this letter as a waiver of liability against security holders.

                  THE STAFF IS ADVISED THAT THE COMPANY WILL NOT UTILIZE THE REFERENCED LANGUAGE IN THE LETTER OF TRANSMITTAL (I.E. ACKNOWLEDGMENTS BY SECURITY HOLDERS THAT THEY "READ" AND "UNDERSTAND" THE OFFER) AS A WAIVER OF LIABILITY AGAINST THE SECURITY HOLDERS.

CLOSING

         Enclosed with this letter is the acknowledgment from United Capital Corp. requested by the Staff.



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December 19, 2005
Page 7


         We believer we have been responsive to the Staff's comments. If you have any questions, please contact the undersigned at (212) 451-2252, Steven Wolosky at (212) 451-2333 or Jonathan Deblinger at (212) 451-2392.

                                           Very truly yours,


                                           /s/ Kenneth Schlesinger

                                           Kenneth Schlesinger




cc:      Steven Wolosky, Esq.
         Jonathan Deblinger, Esq.
         Anthony J. Miceli


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                              UNITED CAPITAL CORP.
                                  9 PARK PLACE
                           GREAT NECK, NEW YORK 11021



         Securities Exchange Commission
         Attn:  Jeffrey B. Werbitt
         Attorney-Advisor, Office of Mergers & Acquisitions
         Mail Stop 3268
         Washington, DC 20549-0303

         Re:  United Capital Corp. (the "Issuer") Schedule TO
              File No. 005-05625

         Reference is made to the above-referenced tender offer by the Issuer of the Issuer's common stock and the related filings by the Issuer. In connection with such offering, the Issuer hereby acknowledges that:

               o the Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

               o Issuer comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities Exchange Commission (the "Commission") from taking any action with respect to the filings;

               o the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    Sincerely,

                                    /s/ Anthony J. Miceli
                                    -------------------------------
                                    Anthony J. Miceli
                                    Vice President, Chief Financial
                                    Officer and Secretary